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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File No. 0-11063                             CUSIP No.  None

NOTIFICATION OF LATE FILING

               [ ] Form 10-K and 10 KSB     [ ] Form 11-K
           [X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For the Period Ended March 31, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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PART I.  Registration Information

1626 New York Associates Limited Partnership
           (Full Name of Registrant)

5 Cambridge Center, Cambridge, Massachusetts                 02142
   (Address of Principal Executive Office)                 (Zip Code)

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PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III. Narrative

         The registrant was not provided with the necessary information from its management company on a timely basis to enable it to complete its Quarterly Report on Form 10-Q within the prescribed time period. The registrant will file its Form 10-QSB report prior to the expiration of the 5-day extension period.

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PART IV.  Other Information

(1) Name and telephone number of person in contact in regard to this notification:

     David J. Heymann             516                   681-3636


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       (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         YES  [X]        NO [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         YES [ ]  NO [X]

         1626 New York Associates Limited Partnership (Name of registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1998           By:     Two Winthrop Properties, Inc.
                                               Managing General Partner

                                               By: /s/ Michael L. Ashner
                                                       Michael L. Ashner
                                                         Chief Executive Officer